UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

May 4, 2018

(Date of Report (Date of earliest event reported))

RED FISH PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

10685 B Hazelhurst Drive, # 18541, Houston, TX	77043
(Address of principal executive offices)	(ZIP Code)

(877) 382-7662

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

 This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

Item 1.                Entry into a Material Definitive Agreement

On May 4, 2018, Red Fish Properties, Inc.,(the “Company” ) entered into a share exchange agreement, (“Agreement”) with Data Discovery, Inc.,(“DataD”), a Texas corporation and together the constituent corporations. DataD develops and licenses technologies that are part of DataD’s intellectual property. The Company desires DataD to create and implement a cryptotoken to be known as “Redfish cryptotoken”.

The merger Agreement was duly approved by the requisite vote of the majority shareholders of each constituent corporation by written consent in lieu of a shareholder meeting pursuant to Delaware and Texas law. A copy of the share purchase agreement is attached to this report as Exhibit 7.1 and is incorporated herein as reference. Pursuant to the Agreement, each constituent corporation agrees to exchange a certain amount of their common shares representing a 10% ownership stake in each other. The Company has agreed to allow DataD to appoint two new board members. The Company desires to license from DataD certain privileges associated with DataD’s intellectutal property interests. The Company plans on raising capital and eventually investing $150,000 to fund DataD’s actions, enhancements and overhead to enforce and protect DataD’s intellectual property rights, and other similar or related protectable interests. The Effective time for completion of the share exchange is June 29, 2018.

Item 4.                Changes in Issuer’s Certifying Accountant

(a) Dismissal of Independent Accounting Firm

On May 4, 2018, our sole director determined that it is in the best interests of Red Fish Properties, Inc., to dismiss the Company’s former independent accounting firm, MaloneBailey, LLP, (“MB”) and appoint M&K CPAS, PLLC, (“M&K”) as the Company’s independent accounting firm for the fiscal year ending February 28, 2018.

MB’s audit report on the Company’s financial statements for the fiscal year ended February 28, 2017 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to any uncertainty, audit scope or accounting principle except to indicate that there was substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal year ended February 28, 2017 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and MB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to MB’s satisfaction, would have caused MB to make reference to the matter in their report. During the fiscal year ended February 28, 2017 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) except to communicate material weaknesses to management.

The Company has provided MB with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) indicating whether MB agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of MB’s letter, dated May 10, 2018, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On May 4, 2018, the Manager approved and engaged M&K as the Company’s new independent accounting firm. During the fiscal years ended February 28, 2018 and February 28, 2017 and through the subsequent date of engaging M&K, neither the Company nor anyone acting on its behalf has consulted with M&K regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that M&K concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

EXHIBIT INDEX

Exhibit No.	Exhibit Title
7.1	Share Exchange Agreement
9.1	Letter from MB dated May 10, 2018

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Fish Properties, Inc.

By:	/s/ Thomas N. Mahoney
Name:	Thomas N. Mahoney
Title:	President and CEO

Date:	May 11, 2018